SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X              Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LINE Corporation
(Registrant)

Date: February 23, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 23, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa, CEO
Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding the Selection of the Candidates for Director

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter the “Company”) announces that it passed a resolution during its board meeting held on February 23, 2017 to submit the proposed election of eight directors as an agenda item at the 17th Annual General Meeting of Shareholders scheduled for March 30, 2017.

At the conclusion of the 17th Annual General Meeting of Shareholders to be held on March 30, 2017, the terms of office of all eight directors will expire. Therefore, the Company proposes to elect eight directors including three outside directors. The candidates for director are as follows:

Name	Nature of Appointment	Current Position in the Company
Takeshi Idezawa	Reelection	Representative Director, President and CEO
Jun Masuda	Reelection	Director and CSMO
Joongho Shin	Reelection	Director and CGO
In Joon Hwang	Reelection	Director and CFO
Hae-jin Lee	Reelection	Chairman of the Board
Tadashi Kunihiro	Reelection	Outside Director
Koji Kotaka	Reelection	Outside Director
Rehito Hatoyama	Reelection	Outside Director

1. There is no special interest between any of the candidates and the Company.
2. Tadashi Kunihiro, Koji Kotaka and Rehito Hatoyama are outside director candidates. The Company has submitted notification to Tokyo Stock Exchange, Inc. that Tadashi Kunihiro, Koji Kotaka and Rehito Hatoyama have been appointed as independent officers. In the event that their reelection is approved at this Annual General Meeting of Shareholders, the Company plans to continue appointing them as independent officers.

Notice Regarding the Issuance of Stock Options (Warrants)

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that it passed a resolution during its board meeting held on February 23, 2017 to discuss as an agenda item the proposal detailed below relating to the introduction of issuance of stock options as remuneration to directors (excluding outside directors and part-time directors) at the 17th Ordinary General Meeting of Shareholders (“this ordinary general meeting of shareholders”) scheduled for March 30, 2017.

1. Reason for issuance of stock options (warrants) to be paid as remuneration to directors
A resolution was passed at the 15th Annual General Meeting of Shareholders held on March 31, 2015, to limit the annual total remuneration of the Company’s directors (including outside directors) to 1 billion yen, which is still in effect today. In this new proposal, the Company requests that its shareholders approve the allotment of warrants in the 18th term (from January 1, 2017 to December 31, 2017) as described below that is separate from the above-mentioned remuneration amounts to directors of the Company (excluding outside directors and part-time directors; the same exclusion applies throughout this proposal) in the form of stock options for the purpose of providing the directors of the Company with an incentive to improve corporate earnings and enhance corporate value, and to set a maximum limit on the amount of remuneration, etc. relating to the warrants at 3.0 billion yen.

The said warrants are allotted for the purpose of giving the grantees an incentive to improve the Company’s operating performance and boost its corporate value. They have been introduced based on a comprehensive set of considerations of various matters including the director’s contribution to the Company, and their details are considered to be appropriate.

Also, in lieu of the Directors paying for the warrants in the form of stock options (“stock options (warrants)”) allotted to them at an amount determined on the basis of fair value, such payment is planned to be made by means of offsetting the Directors’ claim to remuneration that is based on remuneration, etc. relating to the stock options (warrants) proposed in this proposal.

If the candidates for director are elected as originally proposed at this ordinary general meeting of shareholders, the number of directors of the Company subject to this proposal will be four, excluding outside directors and part-time directors.

2. Specific details of stock option (warrant) issuance
(1)    Total number of warrants and class and number of shares subject thereto
(a)    Total number of warrants
A total of 13,125 units shall be the limit on the number of warrants of the Company to be allocated within one year after the day of this ordinary general meeting of shareholders.

(b)    Class and number of shares to be issued upon exercise of warrants
The class of shares to be issued upon exercise of warrants shall be shares of common stock of the Company and the number of shares to be issued upon exercise of a single warrant unit (hereinafter referred to as “Number of Allotted Shares”) shall be 100 shares. However, if it is appropriate to adjust the Number of Allotted Shares because of a share split (including gratuitous allotment of shares of common stock of the Company, which is deemed to be part of the description of a share split throughout this document) or share consolidation, etc. of shares of common stock of the Company after the date of the resolution of this proposal, the Company shall adjust the Number of Allotted Shares as necessary to a reasonable extent.

(2)    Amount of payments for warrants
The amount of payment for one warrant unit (issue price) shall be the amount determined by the board of directors on the basis of fair value of the warrants, which is computed by a fair value calculation method including the Black-Scholes model, upon the allotment of the warrants.

(3)    Value of assets to be contributed upon exercise of warrants
The value of assets to be contributed when warrants are exercised shall be the Number of Allotted Shares multiplied by the amount paid per share that can be delivered by exercise of warrants (hereinafter “Exercise Price”).

The Exercise Price shall be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s shares of common stock on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the warrants were allotted (hereinafter “Allotment Date”), and any fraction less than 1 yen arising from such calculation will be rounded up; provided, however, that when the amount of the Exercise Price calculated this way is less than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the shares of the Company’s common stock on the Allotment Date, the Exercise Price shall be the closing price on the Allotment Date of the warrants. If it is appropriate to adjust the Exercise Price because of a merger, an issuance of shares for subscription, a share split or share consolidation, etc., the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(4)    Exercise period for warrants
The exercise period for warrants shall be from the day exactly one year following the Allotment Date until the day exactly ten years after one year after the Allotment Date.

(5)    Conditions for exercise of warrants
The recipients of warrants must be in a position of director of the Company or its subsidiaries at the time of exercising the warrants; provided, however, that this condition does not apply in cases of retirement of a director of the Company or its subsidiaries due to the expiration of his or her term of office, or other cases acknowledged to have a valid reason by the Company’s board of directors.

Other conditions for exercise of warrants shall be determined at the meeting of the Company’s board of directors determining the subscription requirements of the warrants.

(6)    Restriction on acquisition of warrants by transfer
Acquisition of warrants by transfer shall be subject to approval by resolution of the Company’s board of directors.

(7)    Other matters concerning warrants
Other matters concerning warrants shall be determined at the meeting of the Company’s board of directors determining the subscription requirements of the warrants.

Note: This proposal is subject to approval and adoption of the proposal, “Determination of Amounts and Details of Stock Options (Warrants) to Be Paid as Remuneration, etc. to Directors” at this ordinary general meeting of shareholders.

Notice Regarding Partial Amendments to the Articles of Incorporation and
Election of Substitute Corporate Auditor

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that it passed a resolution during its board meeting held on February 23, 2017 to discuss partial amendments to the Articles of Incorporation and the election of one substitute Corporate Auditor as agenda items at the 17th Annual General Meeting of Shareholders scheduled for March 30, 2017.

I. Partial Amendments to the Articles of Incorporation

1.	Reason for amendment
(1)
In connection with the relocation of its head office, which is being carried out to streamline business operations, the Company proposes the amendments to change the location of the head office set forth in Article 3 of the Articles of Incorporation from Shibuya-ku, Tokyo to Shinjuku-ku, Tokyo. A supplementary provision is to be added, stipulating that the amendment of Article 3 shall be effective on and from April 1, 2017 and that as of that date, this supplementary provision shall be deleted.

(2)
The Company proposes the amendments to newly establish provisions related to substitute Corporate Auditors in preparation for the situation where the number of incumbent Corporate Auditors becomes fewer than that required by laws and regulations, to set the period for which the election of substitute Corporate Auditors remains valid as four years and to clarify the term of office that substitute Corporate Auditors are to serve if they take office.

2.	Details of amendments
The Company proposes amendments to the current Articles of Incorporation as set forth below:

(Amendments are indicated below with underlines.)
Current Articles of Incorporation	Proposed Amendments
Articles 1. to 2. (Text omitted)	Articles 1. to 2. (Unchanged)
(Location of Head Office)	(Location of Head Office)
Article 3.	Article 3.
The Company shall have its head office in Shibuya-ku, Tokyo.	The Company shall have its head office in Shinjuku-ku, Tokyo.

Articles 4. to 29. (Text omitted)	Articles 4. to 29. (Unchanged)

(Election Method)	(Election Method)
Article 30. (Text omitted)	Article 30. (Unchanged)

(Newly established)
2. In accordance with the provisions of Article 329, Paragraph 3 of the Companies Act, the Company may elect Substitute Auditors at a general meeting of shareholders in order to prepare for any case in which the number of Auditors falls short of the number provided for by laws and regulations.

(Newly established)
3. A resolution for the election of a Substitute Auditor described in the previous paragraph shall be effective until the commencement of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the resolution for the election, unless that term is shortened by a resolution of a general meeting of shareholders.

(Term of Office)	(Term of Office)
Article 31. (Text omitted)	Article 31. (Unchanged)

2. The term of office of an Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retired Auditor whose vacancy he/she has filled.
2.  The term of office of an Auditor elected to fill a vacancy of an Auditor who retires before the expiration of his or her term shall be the same as the remaining term of office of the retired Auditor whose vacancy he/she has filled. However, in the event that a Substitute Auditor described in the paragraph 2 of the previous Article assumes the office as an Auditor, the term of office of such Auditor shall not exceed the conclusion of the last ordinary general meeting of shareholders of the final fiscal year ending within four years after his or her election as substitute Auditor.

Articles 32. to 43. (Text omitted)	Articles 32. to 43. (Unchanged)

(Newly established)	Supplementary Provision
Article 1.
Article 1. The change of Article 3. (Location of Head Office) of these Articles of Incorporation shall be effective from April 1, 2017, and this supplementary provision shall be deleted that day.

Schedule
Date of Ordinary General Meeting of Shareholders at which these partial amendments will be discussed: March 30, 2017 (tentative)
Enactment date of partial amendments: March 30, 2017 (tentative)
Note: The change to Article 3. (Location of Head Office) in the current Articles of Incorporation is scheduled to be effective from April 1, 2017.

II. Election of One (1) Substitute Corporate Auditor

1.	Reason for the election of a substitute corporate auditor
The Company proposes to elect one substitute Corporate Auditor in advance to be ready to fill a vacant position should the number of Corporate Auditors fall below the number required by laws and regulations. This proposal is subject to approval and adoption of Proposal No. 1 “Partial Amendments to the Articles of Incorporation.”
In addition, the consent of the Board of Auditors has been obtained for the submission of this proposal.
The candidate for substitute Corporate Auditor is as follows:

2.	Candidate information
Name (Date of Birth)	Naoki Watanabe (Date of birth: September 26, 1963)
Number of the Company’s common shares owned: – shares	Career summary and position in the Company
	Apr. 1991	Registered as attorney at law
	Aug. 1996	Joined Tanaka and Takahashi Law Office (currently Clifford Chance Law Office (Gaikokuho Kyodo Jigyo))
Joined Masuda, Funai, Eifert & Mitchell, Ltd. (Special Counsel)
	May 2003	Joined Clifford Chance Law Office (Gaikokuho Kyodo Jigyo)
	May 2011	Joined K&L Gates LLP, Partner (current position)
Significant concurrent positions outside the Company
K&L Gates LLP

Notes:	1.	There is no special interest between Naoki Watanabe and the Company.
2.	Naoki Watanabe is a candidate for substitute outside Corporate Auditor.
3.
The Company nominates Naoki Watanabe as a candidate for the role of substitute outside Corporate Auditor with the expectation that his advanced expert knowledge cultivated as an attorney at law would be positively reflected in the Company’s audit system.
Naoki Watanabe has never in the past been involved in corporate management other than having served as an outside officer. However, the Company believes he will appropriately fulfill his duties as an outside Corporate Auditor based on the above reasons.

4.
The Company has set forth in Article 36, Paragraph 2 of its current Articles of Incorporation provisions to the effect that the Company may enter into an agreement with a Corporate Auditor to limit his/her liability for compensation for damages arising from a failure to perform duties so that Corporate Auditors can fully perform the roles expected of them. If Naoki Watanabe assumes the office of Corporate Auditor, the Company plans to enter into an agreement with him to limit his liability for damages provided for in Article 423, Paragraph 1 of the Companies Act pursuant to the provisions of Article 427, Paragraph 1 of the said Act. The maximum amount of liability for damages in accordance with such agreement, if he has acted in good faith and without gross negligence in performing his duties, shall be ¥20 million or the maximum amount of the liability stipulated in Article 425, Paragraph 1 of the said Act, whichever is higher.